

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

July 29, 2016

JoAnn M. Strasser
Thompson Hine LLP
41 South High Street, Suite 1700
Columbus, Ohio 43215


RE: USCA Fund Trust
File Nos.: 811-23164; 333-212321


Dear Ms. Strasser:

On June 30, 2016, USCA Fund Trust filed a registration statement on Form N-1A under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act") to offer shares of one series, USCA Shield Fund ("Fund"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Prospectus

General

1. The Fund's name contains the word "Shield." We note that the principal investment strategies include selling call options on stocks and ETFs to "shield the Fund from risks associated with these investments and/or generate additional income." Please disclose, if appropriate, that there may be higher transaction costs using this strategy. Also, please disclose that the strategy to "shield" may not be successful and that investors could still lose money through investing in the Fund.

Fees and Expenses – Page 3

2. We note the fee table is incomplete. Please complete the fee table.

3. Please confirm that the fee waiver referred to in footnote 3 of the fee table will be effective "for no less than one year from the effective date of the Fund's registration statement." *See*, Instruction 3(e) to Item 3 of Form N-1A.

Principal Investment Strategies – Pages 3 - 4

4. Please add more specific disclosure about how the Fund's adviser decides which securities to buy and sell. *See* Item 9(b) (2) of Form N-1A. Also disclose: the types of

ETFs the Fund will invest in; the types of call options the Fund sell will sell (*e.g.*, options on individual equities, or indexes); what will be the strike price of the call options as a function of the price of the reference asset; what is the Fund's cover or asset segregation policy in the event it sells the equities on which the covered calls are written; whether the Fund will repurchase options it has sold; and what is the effective cap on Fund returns resulting from the sale of covered calls. *See*, letter from Barry Miller, Associate Director, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010). Depending on your response, we may have additional comments.

5. The second paragraph states that the Fund invests in stocks of companies with market capitalizations in excess of $5 billion. However, the third paragraph states that the Fund will principally invest in the stocks of larger capitalization companies and companies with smaller market capitalizations. Please clarify the market cap strategy of the fund and provide dollar ranges for each capitalization group.

6. The last sentence of the second paragraph states: "Together, these strategies are intended to produce returns that match or exceed the long-term performance of the S&P 500 while avoiding some of the traditional losses experienced during market declines." Please explain how the Fund return can match or exceed the return of the S&P 500, while avoiding some of the traditional losses, as the sale of covered calls would appear to place a ceiling on the Fund's maximum possible return, rather than hedge against possible losses. Depending on your response, we may have additional comments.

7. If the Fund will also sell *uncovered* calls, please supplementally inform the staff whether the Fund will set aside an appropriate amount of segregated assets, in order to comply with the requirements of Section 18 of the 1940 Act. In this regard, please also disclose how assets are segregated when the Fund sells the securities. *See* Investment Company Act Release No. 10666 (Apr. 18, 1979).

8. We note that footnote 2 to the fee table states that the line item for Acquired Fund Fees and Expenses includes indirect costs of investing in "other investment companies, including exchange traded funds." However, the strategy states that the Fund will invest only in ETFs. Please disclose whether the Fund intends to invest in other investment companies, in addition to ETFs.

9. The last sentence in this section states: "Due to the nature of the Fund's strategy, it may have relatively high portfolio turnover compared to other funds, which may lead to higher transaction costs that may affect the Fund's performance." Please explain why this is the case, given that the Fund's strategy appears to be a value style of investing.

Principal Investment Risks- Page 4

10. The first bullet-pointed risk factor addresses ETF risk. Please expand this risk discussion to explain what is meant by the "nature of the ETF" and include the specific risks attendant to investing in the various types of ETF. Also, include the risks intrinsic to the

operation of ETFs generally, *e.g.*, liquidity risk in stressed market conditions, risks related to the limitations of Authorized Participants, arbitrage transaction risk, and the risk of the absence of an active market.

11. Please change the risk factor "Limited History of Operations" to "No history of Operations."

12. As the Fund will invest primarily in equity securities, please disclose, under a separate heading, the risks of investing in equity securities.

13. "Turnover Risk" is a principal risk. Please revise this heading to "High Portfolio Turnover Risk." Also, please revise the principal investment strategies to reflect that the Fund will frequently buy and sell securities.

Additional Information about Principal Investment Strategies and Related Risk – Pages 5- 7

Principal Investment Strategies – Page 6

14. The second paragraph states that stocks are selected from companies "generally" with market capitalizations in excess of $5 billion. This disclosure is too vague to be of assistance to investors. Please delete the word "generally" and provide complete disclosure of the Fund's strategy for investing in equity securities.

15. The second paragraph also states that the Fund will "hedge against losses should these stocks decline, and that the Fund's adviser "will sell securities when it determines that the capital appreciation potential of any stock is no longer adequate." This disclosure is too vague. Please expand the disclosure to more specifically explain the Fund's strategies. *See* comment 4, above.

Principal Investment Risks – Pages 5 – 7

16. The first sentence in the risk factor titled "Market Risk" states "(o) verall equity and fixed income market risk, including volatility, may affect the value of individual instruments in which the Fund invests." Please specify, under separate headings, the risks attendant to investing in equity and fixed income securities. Also, please explain why you have classified fixed income risks as principal, when you do not disclose fixed income securities as being part of your principal investment strategy.

17. The paragraph titled "Written Call Options Risk" includes disclosure to the effect that "call options involve risks . . . possibly greater than the risks associated with investing

directly in securities and other traditional investments." Please identify the "other traditional investments" and explain in detail how call option risks are "greater."

Portfolio Holdings Disclosure – Page 7

18. Per Item 9(d) of Form N-1A, please "[s]tate that a description of the Fund's policies and procedures with respect to the disclosure of Fund's portfolio securities is available . . . on the Fund's website, if applicable."

Prior Performance of Similar Accounts – Pages 9 - 10

19. Please represent supplementally that the Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a) (16) under the Investment Advisers Act of 1940.

PRIVACY NOTICE – Pages 17 - 19

20. Please remove the reference to "Northern Lights Fund Trust IV" in the first question in this section, or explain to the staff why it is included.

Statement of Additional Information ("SAI")

TYPES OF INVESTMENTS – Page 1

21. Please clarify that the Fund will only purchase the types of investments disclosed in this section as part of its non-principal strategies. If the Fund will invest in any of the subject investments as part of its principal strategy, please provide appropriate prospectus strategy and risk disclosure for each such type of investment. *See*, Item 16 (b) of Form N-1A.

Short Sales – Page 17

22. You state in the first sentence of this section that the "Fund may sell securities short as an outright investment strategy and to offset potential declines in long positions in similar securities." Please supplementally inform the staff whether this is an accurate statement and whether this is a principal investment strategy. We may have further comments depending on the response.

Fundamental and Non-Fundamental Policies – Pages 17 - 19

23. You state, in bullet 5, that the Fund may not, "invest 25% or more of the market value of its assets in the securities of the companies or entities engaged in any one industry." Please add, "or group of industries" to the end of that sentence. *See* Item 16(c) (1) (iv) of Form N-1A.

<u>Trustee Qualifications – Page 21</u>

24. This section does not disclose the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director for the Fund. Please supply the missing disclosure. *See*, Item 17 (10) of Form N-1A.

PART C- Other Information

<u>Item 28 Exhibits</u>

25. We note you have not filed several exhibits. Please note that we review, and frequently comment upon the exhibits. Please allow for sufficient time to resolve any issues raised in our comments.

<u>Item 35 Undertakings</u>

26. It is unclear why you have indicated that the Undertaking required by Item 35 of Form N-1A is "not applicable." Please revise the undertaking to state that Fund will file by amendment to the registration statement certified financial statements showing the initial capital for the Fund or explain to the staff why the undertaking is not necessary.

<u>Signatures</u>

27. Please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement also be signed by the Fund's principal accounting officer or comptroller. In this regard, any person who occupies more than one of the positions specified in section 6(a) of the Securities Act should indicate each capacity in which he or she signs the registration statement.

General Comments

We note that portions of the filings are incomplete (or in brackets). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

If you have any questions prior to filing pre-effective amendments, please call me at (202) 551-6985.

Sincerely,

Valerie J. Lithotomos
Senior Counsel